Mail Stop 4561

        June 2, 2006

Mr. James Suttie
President and Chief Executive Officer
Infowave Software, Inc.
Suite 200, 4664 Lougheed Way
Burnaby, British Columbia
Canada, V5C 5T5

 RE: Infowave Software, Inc.
    Form 20-F for the Fiscal Year Ended
    December 31, 2005
    Filed March 31, 2006
    File No. 000-31321

Dear Mr. Suttie:

                We have completed our review of your 2005 Form
20-F
and have no further comments at this time.

        Sincerely,

        Kathleen Collins
        Accounting Branch Chief